_____________________
                                                     |    OMB APPROVAL     |
                                                     |_____________________|
                                                     |OMB NUMBER: 3235-0145|
                     UNITED STATES                   |EXPIRES:             |
          SECURITIES AND EXCHANGE COMMISSION         |      AUGUST 31, 1999|
                Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                     |BURDEN HOURS         |
                                                     |PER RESPONSE ...14.90|
                                                     |_____________________|

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                           Base Ten Systems, Inc.
        ____________________________________________________________
                              (Name of Issuer)

                           Class A Common Stock,
                              $1.00 par value
        ____________________________________________________________
                      (Title of Class and Securities)

                                069779 20 5
        ____________________________________________________________
                               (CUSIP Number)

                              Clark L. Bullock
                        Almedica International Inc.
                             75 Commerce Drive
                        Allendale, New Jersey 07401
                               (201) 995-9440

                                  Copy to:
                           Richard T. Prins, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                             New York, NY 10022
                               (212) 735-3000
        ____________________________________________________________
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               June 11, 1999
        ____________________________________________________________
                       (Date of Event which Requires
                         Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13D

      CUSIP No. 069779 20 5
      ___________________________________________________________________
      1.   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               Almedica International Inc.
      ___________________________________________________________________
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
      ___________________________________________________________________
      3.   SEC USE ONLY

      ___________________________________________________________________
      4.   SOURCE OF FUNDS*

                OO
      ___________________________________________________________________
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
       ___________________________________________________________________
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
      ___________________________________________________________________
                                    7.   SOLE VOTING POWER

            NUMBER OF                    3,950,000
             SHARES                 _____________________________________
          BENEFICIALLY              8.   SHARED VOTING POWER
            OWNED BY
              EACH                  _____________________________________
            REPORTING               9.   SOLE DISPOSITIVE POWER
             PERSON                      3,950,000
              WITH                  _____________________________________
                                    10.  SHARED DISPOSITIVE POWER

      ___________________________________________________________________
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,950,000
      ___________________________________________________________________
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                        (  )

      ___________________________________________________________________
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                15.7%
      ___________________________________________________________________
      14.  TYPE OF REPORTING PERSON

                CO
      ___________________________________________________________________



      This statement on Schedule 13D is being filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") by Almedica International Inc., a Delaware corporation ("Almedica") with respect to the Class A common stock, par value $.01 per share (the "Common Stock"), of Base Ten Systems, Inc., a New Jersey corporation (the "Company").


 Item 1.   Security and Issuer

           This Schedule 13D relates to the Common Stock of the Company. The address of the principal executive office of the Company is One Electronics Drive, Trenton, New Jersey 08619.


 Item 2.   Identity and Background

           (a)-(c), (f) Pursuant to Rule 13d-1 of Regulation 13D-G of the General Rules and Regulations under the Act, this statement is being filed on behalf of Almedica, the principal business of which is packaging, labeling and related services pertaining to pharmaceuticals used in clinical trials. The address of Almedica's executive office and principal place of business is 75 Commerce Drive, Allendale, New Jersey 07401.

           Shelter Rock Partners, L.P. ("SRP"), a Delaware limited partnership, owns 43.7% of the shares of common stock of Almedica. SRP's principal business is the ownership of Almedica. The address of SRP's executive office and principal place of business is 75 Commerce Drive, Allendale, New Jersey 07401. The general partner of SRP is Shelter Rock Investors Services Corporation ("SRISC"), a Delaware corporation. SRISC's principal business is management services. The address of SRISC's executive office and principal place of business is 75 Commerce Drive, Allendale, New Jersey 07401.

           Interpool, Inc. ("Interpool"), a Delaware corporation, owns 39.3% of the shares of common stock of Almedica. Intepool's principal business is container leasing. The address of Interpool's executive office and principal place of business is 211 College Road East, Princeton, New Jersey 08540.

           Information attached hereto as Schedule I contains information concerning the executive officers, controlling persons and directors of Almedica, SRISC and Interpool. Except where noted, each person listed in
 Schedule I is a citizen of the United States. Further, each person disclaims beneficial ownership of the Common Stock beneficially owned by Almedica.

           (d)-(e) None of Almedica, SRP, SRIC or Interpool or the executive officers, controlling persons and directors of Almedica, SRP, SRISC or Interpool including, without limitation, the persons identified on
 Schedule I hereto, has, during the last five years, (i) ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


 Item 3.   Source and Amount of Funds or Other Consideration

           No funds were directly used in the acquisition by Almedica of the Common Stock. See the response to Item 4 herein for a description of the consideration paid by Almedica for the Common Stock and the method of such acquisition.


 Item 4.   Purpose of Transaction.

           On June 11, 1999 (the "Closing Date"), the merger contemplated by the Agreement and Plan of Merger, dated as of June 11, 1999 (the "Merger Agreement"), by and among the Company, Ex-BTS Clinical, Inc. ("Ex-BTS"), Almedica and Almedica Technology Group Inc. ("ATG") (the "Merger") was closed. Pursuant to the Merger Agreement, Ex-BTS, a wholly-owned subsidiary of the Company, was merged with and into ATG. ATG, the surviving corporation, became a wholly-owned subsidiary of the Company. In connection therewith, all 736 shares of capital stock of ATG (that prior to the Merger was owned by Almedica) has been converted into an aggregate of 3,950,000 shares of Common Stock.

           Pursuant to the Merger, Almedica has the right to designate a nominee to the Company's Board of Directors (the "Base Ten Board") so long as Almedica continues to hold at least 10% of the then outstanding Class A Common Stock of the Company. Almedica has designated Clark L. Bullock, the Chairman of Almedica, as its nominee to the Base Ten Board. Mr. Bullock and any successor designated as nominee to the Base Ten Board by Almedica will serve in accordance with and for the time period specified by the Company's charter and bylaws.

           Almedica acquired the shares for investment purposes. Almedica has determined to make available up to 790,000 shares of Common Stock to employees of ATG, under a contingent performance program under which grants are dependent on satisfaction by ATG of certain benchmarks in a software development program and/or continued employment by ATG. Except as set forth in this Item 4, Almedica has no present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a)through (j) of Item 4 of the Schedule 13D form. However, Almedica reserves the right to acquire additional securities and to participate in future transactions with respect to the Company's securities. In the event of a material change in Almedica's plans or other matters affecting its investment in the Common Stock, Almedica will amend this Schedule 13D.

           Neither the filing of this statement nor any of its contents shall be deemed an admission that any person is part of a "group" with the Reporting Persons either for the purpose of Schedule 13D of the Securities and Exchange Act of 1934, as amended, or for any other purpose with respect to Common Stock.


 Item 5.   Interest in the Securities of the Issuer.

           (a)-(b) The aggregate number of shares of the Common Stock that Almedica has the sole power to vote and dispose of (and as a result, may, under Rule 13d-3 under the Act, be deemed the beneficial owner of) is 3,950,000, which constitutes approximately 15.7% of the 25,154,514 shares of such Common Stock outstanding as of June 11, 1999. This aggregate amount of Common Stock is the addition of the 21,204,514 shares outstanding as of April 30, 1999 (as disclosed in the Company's Quarterly Report on Form 10-Q dated May 17, 1999, for the quarter ended March 31, 1999) and the 3,950,000 shares that were issued pursuant to the Merger.

           (c) Almedica has not effected any transactions in the Common Stock in the past 60 days other than Almedica's receipt of the Common Stock pursuant to the Merger (as described in Items 3 and 4 of this Schedule 13D). The closing market price of the shares of Common Stock on the Closing Date was $ 29/32, which may be deemed to be the price per share for which Almedica acquired such shares.

           (d) No other person is known by Almedica to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock received by Almedica in the Merger.

           (e)  Not Applicable.


 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the filing persons or between any of the filing persons and any other person, with respect to the shares of the Common Stock.

           The Common Stock received by Almedica pursuant to the Merger has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be sold or offered for sale or otherwise hypothecated or distributed except pursuant to either an effective registration statement or a valid exemption from such registration under the Securities Act. However, the Common Stock will be entitled to certain demand and piggyback registration rights as set forth in a registration rights agreement, dated as of June 11, 1999 (the "Registration Rights Agreement"), by and between the Company and Almedica.

           Pursuant to the Merger Agreement, 1,580,000 shares of the Common Stock (the "Escrow Amount") will be retained in escrow by an escrow agent as security for the indemnity obligations of Almedica (the "Indemnity Obligations") under the Merger Agreement. Half of the Escrow Amount (790,000 shares) less any shares that are subject to recovery pursuant to the Indemnity Obligations (the "Recovery") will be released 13 months after the Closing Date and the balance of the Escrow Amount, less any additional Recovery, will be released within ten days of the second anniversary of the Closing Date. An aggregate of 3,160,000 shares of Common Stock are subject to the Indemnity Obligations (except to the extent Almedica pays cash).

           Except for fraud or intentional misrepresentation, the Indemnity Obligations can not exceed $3,160,000. For purposes of indemnification, each share of Common Stock is valued at $1.00. As such, except for fraud, Almedica is never at risk to lose more than the Common Stock.

           The Merger Agreement, the Registration Rights Agreement and the terms of the grants of Common Stock each contain other terms and conditions. The foregoing description of such agreements is qualified in its entirety by reference to the text of such agreements. The Merger Agreement, the Registration Rights Agreement and a form of employee grant are filed as exhibits to this Schedule 13D and are incorporated herein by reference.

 Item 7.   Material to be Filed as Exhibits.


 EXHIBIT No.    DESCRIPTION

 EXHIBIT 1. Agreement and Plan of Merger, dated as of June 11, 1999, by and among the Company, Ex-BTS, Almedica and ATG.

 EXHIBIT 2. Registration Rights Agreement, dated as of June 11, 1999, by and between the Company and Almedica.

 EXHIBIT 3.     Form of Grant of Shares of Common Stock.



                                 Schedule I


 Almedica International Inc.

      Individual                      Present Principal Occupation
      ----------                      -----------------------------

      Clark L. Bullock                Director, Chairman and Secretary
      75 Commerce Drive
      Allendale, New Jersey 07401

      Stephen P. Novak                Director, President and
      75 Commerce Drive               Treasurer
      Allendale, New Jersey 07401

      Warren A. Pritchet              Assistant Secretary
      75 Commerce Drive
      Allendale, New Jersey 07401

      Thomas A. Melfe                 Director
      Piper & Marbury LLP
      1251 Avenue of the Americas
      New York, NY 10020-1104

      Martin Tuchman                  Director
      c/o Interpool, Inc.
      211 College Road East
      Princeton, NJ 08540

      Raoul Witteveen(1)              Director
      c/o Interpool, Inc.
      633 Third Avenue
      New York, NY 10017


 Shelter Rock Investors Services Corporation
 -------------------------------------------

      Individual                      Present Principal Occupation
      ----------                      ----------------------------

      Clark L. Bullock                Director, Chairman and Secretary
      75 Commerce Drive
      Allendale, New Jersey 07401

      Stephen P. Novak                Director, President and
      75 Commerce Drive               Treasurer
      Allendale, New Jersey 07401

      Lorinda de Roulet               Director
      P.O. Box 777
      Powerhouse Road
      Manhasset, NY 11030

      Thomas G. Wymann                Director
      375 Park Avenue
      New York, NY 10152-0172


 ---------------------------
 1    This individual is a Dutch citizen.


      Control Persons                 Percentage Owned
      ---------------                 ----------------

      Clark L. Bullock                38.89%
      RR3 Box 229
      Oak Summit Road
      Millbrook, NY 12545

      Stephen P. Novak                38.89%
      75 Commerce Drive
      Allendale, New Jersey 07401


 Interpool, Inc.
 ---------------

      Individual                      Present Principal Occupation
      ----------                      ----------------------------

      Martin Tuchman                  Director, Chairman and CEO
      211 College Road East
      Princeton, NJ 08540

      Raoul Witteveen(1)              Director, President and COO
      633 Third Avenue
      New York, NY 10017

      Peter D Halstead                Director
      c/o Summit Bank
      301 Carnegie Center Dr.
      4th Floor
      Princeton, NJ 08540

      Mitchell I. Gordon              Director
      211 College Road East
      Princeton, NJ 08540

      Joseph J. Whalen                Director
      7 Ladwood Drive
      Holmdel, NJ 07733

      Warren L. Serenbetz             Director
      633 Third Avenue
      New York, NY 10017

      Arthur L. Burns                 Director, General Counsel and
      633 Third Avenue                Secretary
      New York, NY 10017

      William A. Geoghan              Senior Vice President
      633 Third Avenue
      New York, NY 10017

      Sheldon Landy                   Vice President
      c/o Rallpool
      208 South LaSalle Street
      Chicago, Il 60604


 -------------------------
 1    This individual is a Dutch citizen.



                                 SIGNATURE

           After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


 Dated:  June 18, 1999
                                   ALMEDICA INTERNATIONAL INC.


                                   By: /s/ Stephen P. Novak
                                       ------------------------
                                      Name:  Stephen P. Novak
                                      Title: President